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                                                                EXHIBIT (a)(15)

                  ANTHEM ANNOUNCES EXTENDED OFFER FOR ACORDIA

         INDIANAPOLIS -- Anthem Insurance Companies, Inc. announced today that it is continuing its discussions with a third party financial buyer with regard to a possible sale of the brokerage operations of Acordia, Inc. (NYSE:ACO). The prospective buyer's original indication of interest was $335 million, subject to various assumptions and to other contingencies. However, the parties continue to have significant differences regarding the terms of a transaction, including the purchase price. There can be no assurance that these discussions will result in any transaction or, if so, as to the terms or timing of any such transaction. However, based on discussions to date, it is likely that the purchase price in any such transaction would be less than the original indication of interest.

         Anthem also announced that today it notified the depository for its $40 per share cash tender offer for all outstanding shares of Common Stock of Acordia, Inc. that the offer was extended until Midnight, New York City Time, on Wednesday, July 9, 1997. Anthem said that as of Tuesday, July 1, 1997, it had received tenders of approximately 829,000 shares of Common Stock of Acordia, Inc.

         Anthem is an Indiana-domiciled FORTUNE 500 mutual insurance company providing health care management and insurance products and services to millions of Americans. As a mutual insurance company, Anthem is owned by its policyholders. Anthem, which is based in Indianapolis, is the Blue Cross and Blue Shield licensee for Indiana, Kentucky and Ohio.